EXHIBIT 99.1

ING publishes second progress report on climate alignment

ING publishes second progress report on climate alignment

ING today published its second progress report on Terra, ING’s approach to steer its €600 billion lending book in line with the well-below two-degree climate goal of the Paris Agreement.

“With the Terra approach, ING aims to be a positive force in the fight against climate change,” said ING CEO Steven van Rijswijk. “Our approach is inclusive and collaborative. We work together with our clients to facilitate their transition to low-carbon technologies. And we’ve been working together with other banks and experts in defining a methodology standard to ultimately help the financial sector make a bigger impact.”

The progress report presents ING’s pathway towards climate alignment in the nine sectors in its portfolio most responsible for climate change: power generation, fossil fuels, shipping, cement, steel, residential real estate, automotive, aviation, commercial real estate. Which sectors are on track for climate alignment and where work is still in progress is illustrated in a Climate Alignment Dashboard (CAD).

Furthermore, targets for all nine sectors are presented to ultimately align our portfolio with the Paris climate goals. We aim to do this by supporting and engaging with existing clients to shift their investments more towards low-carbon technologies and by shifting our own capital allocation choices more towards low-carbon technologies and away from high-carbon. This includes reducing our financing of sectors that require a decline in production over time to meet the Paris goals, such as coal and upstream oil & gas, while financing more renewables.

As announced earlier, this year’s Terra progress report for the first time includes the oil & gas sector, including a target. ING aims to reduce financing to upstream oil & gas by 19% by 2040 from 2019 levels. ING will align this portfolio by decreasing exposure and by engaging with clients to facilitate their transition to low-carbon technologies. This includes a relatively sharper decline for oil, while gas as a bridging fuel will more gradually decrease, after an initial increase. We will steer our client base and lending exposure towards low-emissions leaders. Following the Paris-aligned pathway for oil and gas, this target is also in line with the IEA Sustainable Development Scenario (SDS). If a revised SDS transition pathway requires a greater decline in oil and gas production, at a faster rate, that scenario will guide the direction that ING will take.

This sector-specific methodology application was co-developed with our partner the 2˚ Investing Initiative (2DII) and other banks. Just like the climate alignment methodology for lending portfolios it builds on, this sector-specific application is open-source and available for all banks to use. We think that having an industry-wide standard will increase transparency and therefore collective effectiveness. We will continue to monitor and report on our progress, engaging with clients and other stakeholders to advance on our journey to combat climate change.

Note to editors

The full Terra progress report is available for download here

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Astrid Overeem	ING Group Investor Relations
+31 20 563 8490	+31 20 576 6396
Astrid.Overeem@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 55,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks by Sustainalytics and MSCI and our ‘A-list’ rating by CDP. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates, (2) the effects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties, (3) changes affecting interest rate levels, (4) any default of a major market participant and related market disruption, (5) changes in performance of financial markets, including in Europe and developing markets, (6) changes in the fiscal position and the future economic performance of the United States, including potential consequences of a downgrade of the sovereign credit rating of the US government, (7) consequences of the United Kingdom’s withdrawal from the European Union, (8) changes in or discontinuation of ‘benchmark’ indices, (9) inflation and deflation in our principal markets, (10) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (11) failures of banks falling under the scope of state compensation schemes, (12) non-compliance with or changes in laws and regulations, including those financial services and tax laws, and the interpretation and application thereof, (13) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (14) ING’s ability to meet minimum capital and other prudential regulatory requirements, (15) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers, (16) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (17) risks and challenges related to cybercrime including the effects of cyber- attacks and changes in legislation and regulation related to cybersecurity and data privacy, (18) changes in general competitive factors, (19) the inability to protect our intellectual property and infringement claims by third parties, (20) changes in credit ratings, (21) business, operational, regulatory, reputation and other risks and challenges in connection with climate change, (22) inability to attract and retain key personnel, (23) future liabilities under defined benefit retirement plans, (24) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines, (25) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, (26) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

Attachment

  PR Terra Progress Report 2020 (https://ml-eu.globenewswire.com/Resource/Download/8430785e-1a6b-4359-a4a3-d5edea259626)